EXHIBIT 21


                              LIST OF SUBSIDIARIES


TLM Holdings Corp., a Delaware corporation
Ash Creek, Inc., a Delaware corporation
Hispanic Market Connections, Inc., a California corporation
Phoenix Marketing Group (Holdings), Inc., a Delaware corporation
KW Acquisition Corp., a Delaware corporation
Sturges Pond, Inc., a Delaware corporation
Telemanagement Services, Inc., a Delaware corporation